THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 37

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2003

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form

20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934  Yes  ☐  No  ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 –

This report consists of an English translation of the original Spanish language version of a Venezuelan filing of the revised unaudited financial statements of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) as of and for the period ended on March 31, 2003, prepared according to Venezuelan GAAP, which differ in certain important respects from US GAAP, as filed with the Venezuela National Commission on Securities on May 9, 2003.

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

ENGLISH TRANSLATION

Caracas, May 9, 2003

Sirs

Comisión Nacional de Valores

Present.-

Attention: Dra. Aida Lamus

President

Dear Dra. Lamus,

In accordance with the requirements of the “Periodic or Occasional Information Reporting Norms to Be Submitted by Individuals Regulated by the Venezuelan National Commission on Securities” (“Normas Relativas a la Información Periódica u Ocasional que Deben Suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores”), attached please find the revised unaudited Financial Statements as of and for the period ended March 31, 2003, which includes its respective notes, that are presented comparative to the previous year ago period (2002).

I will make myself available should you need any clarification or additional information.

Sincerely yours,

/s/ GUSTAVO ANTONETTI
Gustavo Antonetti
Strategic Planning and Investor Relations Manager Cantv

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA

(CANTV) AND SUBSIDIARIES

Consolidated financial statements

as of March 31, 2003 and 2002

and for the three months ended

March 31, 2003 and 2002

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2003 AND 2002

(Adjusted for inflation and expressed in millions of constant bolivars as of March 31, 2003)

	2003	2002
		(Restated)
ASSETS
CURRENT ASSETS:
Cash and temporary investments	407,847	299,802
Accounts receivable, net	392,024	538,213
Accounts receivable from Venezuelan Government entities	87,724	105,943
Inventories and supplies, net	61,035	39,572
Other current assets	12,573	41,710

Total current assets	961,203	1,025,240
Property, plant and equipment, net	3,777,635	4,317,355
Cellular concession, net	142,641	147,520
Other assets	433,443	361,370

Total assets	5,314,922	5,851,485

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term debt	198,441	101,837
Accounts payable	321,692	407,685
Accrued employee benefits	61,234	67,578
Short-term pension and other post-retirement benefit obligations	59,044	51,260
Dividends payable	55,887	43,907
Deferred revenue	108,763	110,123
Other current liabilities	224,056	275,300

Total current liabilities	1,029,117	1,057,690
LONG-TERM LIABILITIES:
Long-term debt	194,629	310,394
Pension and other post-retirement benefit obligations	462,954	592,858

Total liabilities	1,686,700	1,960,942
Minority interests	2,437	1,962
STOCKHOLDERS’ EQUITY:
Capital stock inflation adjusted (equivalent to nominal capital stock of Bs. 34,173)	2,176,052	2,176,052
Additional paid-in capital	29,216	29,216
Retained earnings	1,429,653	1,710,679
Legal reserve	234,939	234,939
Treasury stock	(324,269)	(324,269)
Cumulative translation adjustment	80,194	61,964

Total stockholders’ equity	3,625,785	3,888,581

Total liabilities and stockholders’ equity	5,314,922	5,851,485

The accompanying notes are an integral part of these consolidated statements.

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002

(Adjusted for inflation and expressed in millions of constant bolivars as of March 31, 2003, except earning per share and per ADS amount)

	2003	2002
		(Restated)
OPERATING REVENUES:
Local and domestic long distance usage	121,103	157,195
Basic rent	116,957	121,855

Local and domestic long distance	238,060	279,050
International long distance	22,363	32,941
Net settlements	1,284	2,564

International long distance	23,647	35,505
Fixed to mobile outgoing calls	118,709	158,473
Interconnection incoming	17,293	8,035
Other wireline-related services	78,556	56,242

Total wireline services	476,265	537,305
Wireless services	148,852	168,831
Other	23,053	17,302

Total operating revenues	648,170	723,438
OPERATING EXPENSES:
Operations, maintenance, repairs and administrative	279,999	294,499
Interconnection costs	67,891	65,923
Depreciation and amortization	227,261	253,919
Concession and other taxes	45,162	53,645

Total operating expenses	620,313	667,986

Operating income	27,857	55,452

OTHER (EXPENSES) INCOME, NET:
Financing cost, net	(11,388)	14,910
Other income (expenses), net	1,816	(11,267)

Total other (expenses) income, net	(9,572)	3,643

Income before income tax	18,285	59,095
INCOME TAX	7,887	19,435

Minority shareholders’ stake	129	152
Net income	10,527	39,812

Earnings per share	13	51

Earnings per ADS (based on 7 shares per ADS)	94	354

Average shares outstanding (in millions)	787	787

The accompanying notes are an integral part of these consolidated statements.

(Translation of financial statements originally issued in Spanish)

CO MPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 AND YEAR ENDED DECEMBER 31, 2002

(Adjusted for inflation and expressed in millions of constant bolivars as of March 31, 2003)

	Capital stock			Additional				Cumulative	Total
	Historical cost	Inflation adjustment	Total	paid-in capital	Retained earnings	Legal reserve	Treasury stock	translation adjustment	stockholders’ equity
Restated balance as of December 31, 2001	34,173	2,141,879	2,176,052	29,216	1,714,774	234,939	(324,269)	56,297	3,887,009
Net income restated	—	—	—	—	39,812	—	—	—	39,812
Dividends declared	—	—	—	—	(43,907)	—	—	—	(43,907)
Change in cumulative translation adjustment	—	—	—	—	—	—	—	5,667	5,667

Restated balance as of March 31, 2002	34,173	2,141,879	2,176,052	29,216	1,710,679	234,939	(324,269)	61,964	3,888,581
Net income	—	—	—	—	26,957	—	—	—	26,957
Dividends declared	—	—	—	—	(262,623)	—	—	—	(262,623)
Change in cumulative translation adjustment	—	—	—	—	—	—	—	14,399	14,399

Balance as of December 31, 2002	34,173	2,141,879	2,176,052	29,216	1,475,013	234,939	(324,269)	76,363	3,667,314
Net income	—	—	—	—	10,527	—	—	—	10,527
Dividends declared	—	—	—	—	(55,887)	—	—	—	(55,887)
Change in cumulative translation adjustment	—	—	—	—	—	—	—	3,831	3,831

Balance as of March 31, 2003	34,173	2,141,879	2,176,052	29,216	1,429,653	234,939	(324,269)	80,194	3,625,785

The accompanying notes are an integral part of these consolidated statements.

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002 (Adjusted for inflation and expressed in millions of constant bolivars as of March 31, 2003)

	2003	2002
		(Restated)
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	10,527	39,812
Adjustments to reconcile net income to net cash provided by operating activities-
Gain from net monetary position	(21,305)	(13,105)
Exchange loss, net	29,069	663
Depreciation and amortization	227,261	253,919
Provision for doubtful accounts	22,027	16,097
Provision for inventories obsolescence	800	—
Changes in current assets and liabilities:
Accounts receivable	65,376	(61,139)
Accounts receivable from Venezuelan Government entities	(4,055)	26,179
Inventories and supplies	(5,558)	7,002
Other current assets	1,718	(27,283)
Accounts payable	(101,710)	124,115
Accrued employee benefits	38,537	(2,729)
Deferred revenues	(169)	18,707
Other current liabilities	(6,195)	(33,892)

	256,323	348,346
Changes in non current assets and liabilities:
Other assets	(18,958)	(10,939)
Pension and other post-retirement benefit obligations	(16,280)	25,899

Net cash provided by operating activities	221,085	363,306
CASH FLOWS USED IN INVESTING ACTIVITIES:
Acquisition of intangibles	(2,500)	(4,100)
Capital expenditures, net of disposals	(14,747)	(74,717)

Net cash used in investing activities	(17,247)	(78,817)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Payments of debt	(66,463)	(145,615)
Dividend payments	(255,224)	(249,089)

Net cash used in financing activities	(321,687)	(394,704)

Decrease in cash and temporary investments before loss in purchasing power of cash and temporary investments and foreign exchange gain of cash and temporary investments	(117,849)	(110,215)
LOSS IN PURCHASING POWER OF CASH AND TEMPORARY INVESTMENTS	(29,470)	(30,624)
FOREIGN EXCHANGE GAIN OF CASH AND TEMPORARY INVESTMENTS	60,595	7,910

Decrease in cash and temporary investments	(86,724)	(132,929)
CASH AND TEMPORARY INVESTMENTS:
Beginning of period	494,571	432,731

End of period	407,847	299,802

SUPPLEMENTAL INFORMATION:
Cash paid during the period for-
Interest	16,943	12,512

Taxes	145,352	126,278

RESULT FROM NET MONETARY POSITION:
Operating activities	14,589	12,959

Financing activities	36,186	30,770

The accompanying notes are an integral part of these consolidated statements.

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are adjusted for inflation and expressed in millions of constant bolivars as of March 31, 2003, unless otherwise indicated)

1.	EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH:

The consolidated financial statements were originally issued in Spanish and translated into English.

2.	COMPANY BACKGROUND AND CONCESSION AGREEMENT:

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV or the Company) is one of the primary providers of telecommunications services in Venezuela, and is the owner of a nationwide basic telecommunications network through which it provides not only national and international fixed switched telephone service but also private networks, data, public telephone, rural and telex services. In addition, CANTV provides other telecommunication services including Internet access, wireless communications and telephone directories through its principal subsidiaries: Telecomunicaciones Movilnet, C.A. (Movilnet), Cantv.Net, C.A. (Cantv.Net), C.A. Venezolana de Guías (Caveguías), and Altair, C.A. (Altair).

CANTV entered into a Concession Agreement (the Concession) with the Government of the Bolivarian Republic of Venezuela (the Government) in 1991 to provide national and international telecommunications services, for the purpose of guaranteeing high quality service, modernizing and expanding the local network, introducing progressive rate rebalancing and establishing a framework for the introduction of competition. November 2000 marked the opening of the telecommunications market with the entrance of new competitors (see Note 17 (d) and (e)—Commitments and contingencies—Concession mandates and Competition).

Significant terms of the Concession are as follows:

a.	The Concession established a special privilege regime of limited concurrence, through which the Government guaranteed CANTV, except in some circumstances, to be the exclusive provider of fixed switched telephone services, including local, national and international access until November 27, 2000. Beginning on that date, any party who obtains the corresponding administrative concession is able to provide basic telecommunication services in the country (see Note 4—Regulation).

b.	The Concession is for 35 years ending in 2026, and is extendible for an additional period of 20 years subject to the approval by the Ministry of Infrastructure, (the Ministry), and satisfactory performance by CANTV of its obligations under the Concession.

c.	Until December 31, 2000, CANTV paid annually a total of 5.5% of services billed for the Concession tax. Beginning in January 2001, the Company is subject to pay up to 4.8% of gross revenues (see Note 4 (a)—Regulation—Organic Telecommunications Law). Expenses under this concept are included in the accompanying consolidated statements of operations as Concession and other taxes totaling for Bs. 17,997 and Bs. 22,785 for the three months ended March 31, 2003 and 2002, respectively.

d.	The Concession requires the Company to expand, modernize and improve the quality of its telephone network, as well as, meet prescribed service quality targets. Those Concession mandates include national and regional expansion and modernization targets as well as, annual and cumulative targets that the Company has to meet during the mentioned period. After that period, mandates were changed by the Eight-Year Review Concession Agreement (see Note 17 (d) and (e)—Commitments and contingencies—Concession mandates and Competition).

e.	The Concession specifies various penalties, which may be, imposed on CANTV for negligent or intentional violation of Concession provisions, depending on the violation, a public reprimand, a fine of up to 1% of services billed and/or revocation and termination of the Concession. Penalties assessed against CANTV through March 31, 2003, have not been material.

Eight-Year Review Agreement

On February 21, 2000, CANTV and the Comisión Nacional de Telecomunicaciones (CONATEL) signed the Eight-Year Review Agreement (the Agreement), effective until December 31, 2000. The Agreement included the review of the concession regarding quality service, tariffs framework, commercialization of new services and the elimination of the service expansion mandate and the introduction of a new 80% average digitalization mandate (see Note 4—Regulation and Note 17 (d)—Commitments and contingencies—Concession mandates).

Starting 2001, the Company is regulated by the Concession and the Organic Telecommunication Law, enacted in 2000 (see Note 4—Regulation).

Cellular Concession

On May 19, 1992, the Company purchased one of two cellular concessions from the Government for Bs. 198,637 (Bs. 5,388 on an historical cost basis) and established Movilnet. The amount paid for the cellular concession is being amortized over 40 years.

Until December 2000, the annual payment of cellular concession fee based on services billed was 10%. Beginning in 2001, the tax regime applicable to cellular services operators is up to 9.3% of gross revenues, which is decreasing by 1% per annum until 2005. (see Note 4 (a)—Regulation—Organic Telecommunications Law).

For the three months ended March 31, 2003 and 2002, the Concession tax expense included in the consolidated statements of operations was Bs. 11,994 and Bs. 15,480, respectively.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES:

a.	Basis of presentation

The consolidated financial statements have been prepared in accordance with Venezuelan Generally Accepted Accounting Principles (Venezuelan GAAP).

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual consolidated results may differ from those estimates.

b.	Adjustment for inflation

The Company’s consolidated financial statements are expressed on a constant bolivar basis as of March 31, 2003, in accordance with the Venezuelan Statement of Accounting Principles Number 10 “Standards for the Preparation of Financial Statements Adjusted for Inflation” (DPC 10) (revised and comprehensive), issued by the Venezuelan Federation of Public Accountants (VFPA).

In December 2000, the VFPA issued the new DPC 10 (revised and comprehensive), which superseded the standard issued in 1991 and its three amendments as well as the technical publications number 14 and 19. The main changes outlined in this standard pertain to presentation and disclosures and not methodology, which are effective for those periods beginning after December 31, 2000.

The amounts disclosed in the consolidated financial statements have been adjusted to reflect the bolivar’s purchasing power at March 31, 2003 based on the Consumer Price Index (CPI) for the metropolitan area of Caracas as published by the Central Bank of Venezuela (BCV).

As of March 31, the most representative indexes used in the preparation of the inflation adjusted financial statements are as follows (1997 base):

	2003	2002
End of period	331.96736	247.57354
Average for period	324.56704	239.50774

Each caption in the accompanying consolidated financial statements has been presented on the basis of the CPI at March 31, 2003, as follows:

i.	Monetary assets and liabilities (cash and temporary investments, accounts receivable, certain other assets and most liabilities) as of March 31, 2003, have not been adjusted for the effect of inflation since they already represent their inflation-adjusted value at that date. The balances as of March 31, 2002, have been updated based upon the relative change in the CPI between that date and the CPI at March 31, 2003.

ii.	Non-monetary assets (principally inventories and supplies, net, property, plant and equipment, net, the cellular concession, net and certain other assets) and stockholders’ equity have been updated based upon the relative change in the CPI between the time the assets and equity were acquired or contributed and the CPI at March 31, 2003.

iii.	The non-monetary liability for pension and other post-retirement benefit obligations and its related expense, are recorded based on actuarial calculations (see Note 12—Retirement benefits).

iv.	Monetary revenues and expenses have been updated based upon the change in the CPI from the month in which the transaction was recorded and the CPI at March 31, 2003.

v.	Non-monetary expenses (primarily depreciation and amortization) are based upon the values of the corresponding assets (primarily property, plant and equipment) in the accompanying consolidated balance sheets (See (ii) above).

vi.	The monetary gain (loss) is attributable to the Company’s net monetary asset or liability position in an inflationary period and has been set forth as loss from net monetary position as part of the Financing cost, net caption in the accompanying consolidated statements of operations (see Note 14—Financing cost, net).

c.	Consolidation

The consolidated financial statements include CANTV and all of its majority-owned subsidiaries. Principal CANTV’s subsidiaries are: Movilnet, Cantv.Net, Caveguías, CANTV Finance and Altair. All significant inter-company balances and transactions among the companies have been eliminated.

In May 2002, CANTV acquired the remaining 49% shares owned by Sky OnLine in Altair, who had a Joint Venture agreement signed in December 1997. As a result, Altair is 100% owned by CANTV. The purchase was for Bs. 16,420 (US$14 million), of which, Bs. 6,109 (US$5.2 million) were paid as an indemnification for terminating the Joint Venture. Expense for this concept is included in the accompanying consolidated statements of operations as operations, maintenance, repairs and administrative expenses.

d.	Cash and temporary investments

Cash and temporary investments include short-term, highly liquid investments, which have original maturities of three months or less. The loss in the purchasing power of cash and temporary investments due to inflation and foreign exchange gain of cash and temporary investments, are reflected as a separate caption in the consolidated statements of cash flows.

e.	Inventories and supplies, net

Inventories and supplies are presented at cost, net of reserves. Certain inventories and supplies whose original cost per unit does not exceed the equivalent in bolivars of US$500 are expensed when purchased.

f.	Depreciation and amortization

Depreciation and amortization are calculated using the straight-line method based on the estimated useful lives of the fixed assets and based on the amortization period assigned to the intangible assets (see Note 2—Company Background and Concession Agreement—Cellular Concession and Note 9—Other assets). Amortization expense was Bs. 15,232 and Bs. 21,144 for the three months ended March 31, 2003 and 2002, respectively. Accumulated amortization was Bs. 525,263 and Bs. 464,492 as of March 31, 2003 and 2002, respectively.

g.	Computer software

The costs of certain purchased computer software and systems for internal use are capitalized and classified as intangible assets. The estimated useful lives of these intangible assets are between 3 and 7 years. Internal-use software is defined as software which is acquired, internally developed, or modified solely to meet the internal needs of the Company; and for which, during the software’s development or modification, no substantive plan exists or is being developed by the Company to market the software externally. Regular maintenance and modifications to existing software are expensed when incurred.

h.	Impairment of long-lived assets

The Company evaluates the impairment of long-lived assets, including intangible assets, based on the projection of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values. Under current circumstances, no adjustment for impairment in the carrying value of long-lived assets has been recorded.

i.	Revenue recognition

Revenues for wireline and wireless services are recognized in the period in which the services are provided. Unbilled revenues of Bs. 74,650 and Bs. 98,059 are included in accounts receivable as of March 31, 2003 and 2002, respectively. Revenues from settlement of traffic with international telecommunications carriers are recognized on a net basis and are based on estimates of traffic volume and rates. Advertising revenues and related telephone directory printing costs are recognized upon publication of the directories. The Company presents as deferred revenue, included in the Other current liabilities caption, those amounts of billed services, which have not been rendered yet, such as submarine cable usage, basic rent for telecommunications services and telephone directories (see Note 11—Other current liabilities).

During 2002, the Company launched a promotion for cellular subscribers consisting on awarding customers with credits in services for the total usage made during November and December 2002. The amount will be credited to the account of each subscriber through equal installments during the following twelve months beginning in February 2003, only if certain conditions are met, such as maintaining active and solvent condition for postpaid customers and maintaining positive balances for prepaid customers. As of March 31, 2003, the Company recorded deferred revenues of Bs. 27,907 which relates to the proportion of billed revenues in November and December 2002 related to free services to be delivered in future months as part of the promotion, net of the percentage of subscribers which based on prior experience will not be awarded with the benefit due to default in complying the established conditions. These deferred revenues will be realized once the related services are delivered during 2003. During 2001, the Company did not deferred revenues for a similar promotion, and reduced 2002 revenues as customers were awarded with the benefits of the promotion. Consolidated financial statements as of March 31, 2002 have been restated in order to reflect these changes.

During 2001, the Company changed the way it presents interconnection revenues and costs in the consolidated statements of operations. Revenues from fixed to mobile outgoing calls include the amount paid by customers for fixed to mobile calls terminating in a wireless operator. The portion related to basic telephony charged to a wireless operator for mobile to fixed and fixed to fixed calls originated in other operators are included as Interconnection incoming revenue. Costs charged to CANTV and its consolidated subsidiary Movilnet from a wireless operator for the interconnection portion of fixed to mobile traffic, mobile to mobile or fixed to fixed calls are presented as Interconnection costs in the consolidated statements of operations. Previously, only the fixed portion of the fixed to mobile traffic was included as revenue, while the cost for the outgoing fixed to mobile or mobile to mobile traffic were presented net of such revenues. This change was applied to all the periods presented in the consolidated statements of operations for comparative purposes.

j.	Income tax

Income tax is calculated based upon taxable income, which is different from income before tax in the statement of operations. Venezuelan tax legislation does not permit consolidation of results of subsidiaries for tax purposes. Investment tax credits for property, plant and equipment reduce the income tax during the year in which such assets are placed in service. Investment tax credits as well as fiscal losses except those from the tax inflation adjustment, are permitted to be carried forward for 3 years. Venezuelan tax regulations also provide for a corporate asset alternative minimum tax based on inflation adjusted net assets (see Note 16—Income tax).

The Company recognizes through the deferral method, the impact of income taxes originating from temporary differences existing between the income tax expense calculated on the basis of net income, determined in accordance with Venezuelan Generally Accepted Accounting Principles, and this concept, calculated on the taxable income for the period, determined in accordance with current tax legislation. Such tax effect is assigned to future periods in which such temporary differences will be realized.

The recording of a deferred income tax benefit is subject to a reasonable expectation of realization. Based on current conditions of economic uncertainty, the Company has not recorded the asset resulting from deferring the tax effect of temporary reconciliation differences.

k.	Employee severance benefits and other benefits

Employee severance benefits are calculated and recorded in accordance with the Venezuelan labor law and the Company’s current collective bargaining agreement.

Under the current Labor Law, employees earn a severance indemnity equal to 5 days salary per month, up to a total of 60 days per year of service. Labor indemnities are earned once an employee has completed 3 months of continuous service. Beginning with the second year of service, the employees earn an additional 2 days salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days salary. Severance benefits must be funded and deposited monthly in either an individual trust or a severance fund, or accrued in an employer’s accounting records, as specified in writing by each employee.

In the case of unjustified or involuntary termination, employees have the right to an additional indemnification payment of one-month salary per year of service up to a maximum of 150 days’ current salary. Furthermore, in the case of involuntary termination the Law established the payment of an additional severance benefit of up to a maximum of 90 days current salary based on length of employment.

Additionally, the Venezuelan labor law requires a mandatory annual profit sharing distribution to all employees. CANTV makes distributions equal to 120 days salary yearly.

l.	Pension plan and other post-retirement benefits

The noncontributory pension plan benefits are accrued based on actuarial estimates. The real discount rate and real rate of compensation increase used to develop the projected benefit obligation were 7% and 2%, respectively (see Note 12—Retirement benefits).

Postretirement benefits relating to health care expenses are recorded based on actuarial estimates (see Note 12—Retirement benefits).

m.	Foreign currency denominated transactions

Foreign currency denominated transactions is recorded at the bolivar exchange rate as of the transaction date. The outstanding balances of foreign currency denominated assets and liabilities are translated into bolivars using the exchange rate at the balance sheet date, which were Bs. 1,600.00 and Bs. 906.50 per U.S. dollar as of March 31, 2003 and 2002, respectively (see Note 5—Balances in foreign currency). Any exchange gain or loss from the translation of these balances and transactions is reflected as exchange gain (loss), net in the Financing cost, net caption in the accompanying consolidated statements of operations (see Note 14—Financing cost, net).

n.	Earnings (loss) per share

Earnings (loss) per share are based on 787,140,849 of average common shares outstanding for the three months ended March 31, 2003 and 2002, respectively.

4.	REGULATION:

CANTV’s services and tariffs are regulated by the rules established in the Concession agreement, the Organic Telecommunications Law enacted in 2000 and its Regulations, as well as the Agreement (see Note 2—Company background and concession agreement).

The Organic Telecommunications Law along with the Regulations, provide the general legal framework for the regulation of telecommunications services in Venezuela. Under the Organic Telecommunications Law, suppliers of public telecommunications services, such as the Company, must operate under concessions granted by the Government, which acts through the Ministry.

CONATEL is an independent regulatory body under the direction of the Ministry, created by presidential decree in September 1991(“CONATEL Decree”), which has the authority to manage, regulate and control the use of limited resources in telecommunications services in Venezuela, and recommend the granting of concessions, licenses and administrative authorizations as well as the approval of tariffs and collection taxes. CONATEL is also responsible together with the Superintendent of Promotion and Protection of Free Competition (Pro-Competencia) for the promotion and protection of free competition.

a.	Organic Telecommunications Law

On June 12, 2000, the Venezuelan Government issued the Organic Telecommunications Law, which provides the guidelines for the opening of the telecommunications sector for existing and new operators after November 2000. This Law replaces the 1940 Organic Telecommunications Law and it is the result of a joint agreement between the private and public sector. Some of the most important aspects of the Telecommunications Law are as follows:

i.	Provides the legal framework to establish specific regulations related to interconnection, universal service, spectrum, administrative concessions, networks, taxes, as well as penalties, consumer and operator’s rights and responsibilities.

ii.	Defines telecommunications as an activity of general interest rather than as a public service, as provided by the former law.

iii.	Operator’s freedom to set rates is specified, establishing controls only in those cases where dominant control is evidenced or in cases of insufficient competition.

iv.	Adopts a new tax regime applicable to all telecommunications service operators on the basis of gross revenues. The new taxes replace the former annual tax and concession fee, which was assessed at 5.5% for wireline and 10% for wireless services. The new composite tax rate totals 4.8% and is comprised of the following: 2.3% activity tax, 0.5% tax to fund CONATEL, up to 0.5% tax for spectrum allocation, 1% tax to create the Universal Service Fund, 0.5% tax for the Telecommunications Training and Development Fund. In addition, cellular operators are subject to a supplemental tax of up to 4.5% of gross revenues in the year 2000, which decreases by 1% per annum until 2005 when it will be eliminated.

b.	Telecommunications regulations

On November 24, 2000, the Regulations for Basic Telephony Services, Interconnection and Administrative concessions were issued and represent the legal framework for the market opening of telecommunication services in Venezuela.

The most significant aspects of these Regulations include:

i.	Requirements, conditions, limitations and general dispositions for the opening of basic telephony services in a free competition environment and equal opportunities between existing and new operators.

ii.	Regulation for mandatory interconnection with charges based on costs, plus a reasonable profit margin, changing the previous structure of interconnection charges based on tariffs. Submission of quarterly accounting information by separate accounts is also required, and before the fourth quarter of 2001, carriers must establish accounting systems indicating costs generated by interconnection and the allocation criteria. As of March 31, 2003, CANTV has signed 13 interconnection agreements with different operators (see Note 17 (e)—Commitments and contingencies—Competition).

iii.	The rules for granting administrative concession for the network establishment and development and the rendering of telecommunication services and the spectrum concession usage and development. Additionally, spectrum concession will be granted through public offering procedures and in certain cases, direct adjudication will be granted. Value added services, except for Internet services, does not require authorization, only notification specifying the networks, links or systems to support the service.

c.	Tariffs

On February 22, 2001, pursuant to the New Organic Telecommunications Law, CONATEL established the maximum tariffs effective March 10, 2001 and a new “price-cap” system that replaced the prior tariff adjustment mechanism provided under the Agreement. Under the “price-cap” system, the maximum tariffs may be adjusted based on a formula tied to the wholesale price index (WPI) and the devaluation rate of the Bolivar against the US dollar. The “price-cap” system allows the increase or decrease of established tariffs based on deviations in excess of up to 2.5% above or below the projected monthly estimates of those indexes. CANTV may apply for an upward adjustment to the established tariffs up to 2.5% above the accrued excess of the projected index. CONATEL may request a downward adjustment to the established tariffs up to 2.5% below the accrued excess of the projected index. If the accrued excess of the projected index deviates more than 7.5% above, CONATEL must review the “price-cap” formula. This system and adjusted “price-cap” were effective as of March 31, 2003.

On May 30, 2002, CONATEL published revised tariffs in the Official Gazette N° 37,454 pursuant to the new price-cap system, which became effective on June 15, 2002. This new scheme for residential plans reduces the plans from 7 to 5, including flat residential tariff and the prepaid services. The new plans established by the Company are: “Limited”, “Classic” and “Talk more for less”, which replace the 5 previous plans that were effective through June 15, 2002. Under the price-cap system, CANTV was authorized to increase national and international long distance call services tariffs to a maximum of 19.70% and 12.83%, respectively, which have not been changed since June 2002. The Company, however, instead granted discounts between 5.84% and 11.40% for these services.

Beginning August 31, 2002, an adjustment related to the “Price-Cap” of fixed to mobile tariffs was approved by CONATEL and published in the Official Gazette N° 37,506 on August 15, 2002.

In September 2002, an extraordinary increase of tariffs for residential clients, pursuant to the Official Gazette N° 37,454 published on May 30, 2002 was approved. The tariff adjustment was 4% on local and domestic long distance (DLD) call services. Additionally, the DLD discounts were suspended. Tariffs and discounts for international long distance call services were not changed.

Beginning April 01, 2003, an average increase of up to 25% of non-regulated tariffs by CONATEL related to residential and non-residential customers miscellaneous services and also an increase of 12% for basic rent of flat tariffs residential plan will be effective pursuant to the Official Gazette N° 37,454 published on May 30, 2002.

5.	BALANCES IN FOREIGN CURRENCY:

The Company has assets and liabilities denominated in U.S. dollars and liabilities in Japanese yen (see Note 18—Market risk), as of March 31, as follows:

	2003	2002
	(Expressed in millions of U.S. dollars)
Cash and temporary investments	164	372
Accounts receivable, net	27	44
Other assets	40	29
Accounts payable	(57)	(32)
Short and long-term debt	(250)	(302)

Net (liabilities) asset position in foreign currency	(76)	111

Effective February 5, 2003, the Venezuelan Government and the BCV signed exchange agreements effective such date (see Note 21—Exchange control).

6.	ACCOUNTS RECEIVABLE, NET:

The Company’s accounts receivable, net balances as of March 31, are as follows:

	2003	2002
Subscribers	415,234	443,284
Net settlements	17,476	39,108
Telephone and prepaid cards distributors	22,430	91,875
Others	11,112	36,717

	466,252	610,984
Less: Allowance for doubtful accounts	(74,228)	(72,771)

	392,024	538,213

7.	ACCOUNTS RECEIVABLE FROM VENEZUELAN GOVERNMENT ENTITIES:

The Company’s largest customer is the Venezuelan public sector, including the Government, its agencies and enterprises, and the Venezuelan states and municipalities (collectively, Government entities). Government entities generated approximately 6% and 5%, of the Company’s revenues during the three months ended March 31, 2003 and 2002, respectively.

The following table sets forth the aging of accounts receivable from Government entities as of March 31:

	2003	2002
Years
2003	28,422	—
2002	30,555	26,811
2001 and prior	28,747	79,132

	87,724	105,943

The changes in accounts receivable from Government entities are as follows:

	2003	2002
Balance at beginning of period	91,625	140,521
Billings	37,212	38,729
Collections	(35,121)	(68,296)
Monetary loss	(5,992)	(5,011)

Balance at end of period	87,724	105,943

The amounts that Government entities can pay for telecommunications services are established in annual budgets, which are not based upon actual annual usage. As a result of these budgeting processes and for other macroeconomic reasons, a number of Government entities have not paid the Company in full for telecommunications services received. In addition, as a result of inflation and devaluation, the value of these balances has decreased.

Although the Company has, in the case of certain Government entities, reduced the number of lines available, there can be no assurance that Government entities will not continue to use telecommunications services in excess of the amounts that can be paid, that the Company will not continue to experience significant delays in collecting receivables from Government entities or that inflation and devaluation will not continue to decrease the value of these receivables to the Company. Failure by Government entities to pay the amounts owed to the Company or the amounts to be billed in the future, has had, and will continue to have an adverse effect on the profitability of the Company.

During 2002, CANTV received Venezuelan National Public Debt Bonds from the Government for a discounted value of Bs. 63,562 in order to pay overdue debts to the Company of which as of March 31, 2003, are recorded as other assets Bs. 1,808 (see Note 9—Other assets) and the remaining has been transferred to the pension plan fund also the discount amortization and earned interests for Bs. 8,833 (see Note 12—Retirement benefits).

In January 2003, CANTV received from the Government a promissory note in U.S. dollars for US$10,705,816 (Bs. 17,129) with maturity as of June 30, 2004, in order to pay overdue debts to the Company. This promissory note is recorded as other assets (see Note 9—Other Assets).

CANTV’s management believes all amounts from Government entities will be collected either in cash and/or through Government bonds and promissory notes.

8.	PROPERTY, PLANT AND EQUIPMENT, NET:

Property, plant and equipment, net as of March 31, is comprised as follows:

	2003	2002
Plant	13,564,659	13,298,872
Buildings and facilities	1,747,602	1,748,883
Furniture and equipment	811,055	1,152,750
Vehicles	45,753	83,363

	16,169,069	16,283,868
Less: Accumulated depreciation	(12,521,042)	(12,075,304)

	3,648,027	4,208,564
Land	60,435	60,916
Construction work in progress	69,173	47,875

	3,777,635	4,317,355

The average useful lives for the different classes of property, plant and equipment are as follows:

Average useful lives (in years)
Plant	3 to 32
Buildings and facilities	5 to 25
Furniture and equipment	3 to 7
Vehicles	3 to 5

Property, plant and equipment include capitalized direct labor and allocated overhead costs, as well as materials used in connection with construction work in progress. Capitalized direct labor and allocated overhead costs totaled Bs. 2,947 and Bs. 2,977 for the three months ended March 31, 2003 and 2002, respectively. Maintenance and repair costs are expensed when incurred while major improvements and renovations are capitalized.

9.	OTHER ASSETS:

Other assets as of March 31, are comprised as follows:

	2003	2002
Software and other intangible assets, net	291,243	234,536
Prepaid taxes	12,332	15,805
Investment in INTELSAT	47,019	35,720
Employees benefit fund	63,388	63,388
Investment in Venezuelan National Public Debt Bonds	2,010	10,305
Others	17,451	1,616

	433,443	361,370

Software and other intangible assets include the cost of computer software and systems for internal use, net of accumulated amortization (see Note 3 (g)—Summary of significant accounting principles and policies—Computer software) and the cost of usage rights of satellites which are amortized over periods ranging from 3 to 7 years based upon the terms of contracts granting usage rights.

Prepaid taxes include taxes assessed on the inflation-adjusted value of fixed assets. In 1991, the Venezuelan Income Tax Law was revised to incorporate new provisions. Under this new law, companies were required to pay an initial tax equal to 3% of the inflation-adjusted value of fixed assets. This initial tax was paid prior to 1996 and has been deferred and is being amortized over the estimated useful lives of the related assets.

As of March 31, 2003, the investment in INTELSAT represents the Company’s participation of 1.12% in the International Satellite Telecommunications Organization. The functional currency of INTELSAT is the U.S. dollar. The investment in INTELSAT was recorded using the equity method since it was a joint association until it was privatized, when the Company changed to the cost method.

In 1993, the Company contributed Bs. 80,106 to the “Employees Benefit Fund”. This amount was deposited in a Bank Trust on behalf of employees and was utilized to acquire 1% of CANTV’s capital stock as of December 2, 1991, to be distributed to the employees as part of the “Excellence Award” program launched by CANTV. This contribution is recognized as expense as long as the employees earn stock awards. On October 24, 2001, an Extraordinary Shareholders Assembly approved the increase of the “Excellence Award” via the internal purchase of Class C shares of up to 2% of the capital stock as of December 2, 1991. The assembly also approved the creation of a new benefit plan named “Value Fund” to acquire Class C shares up to 5.5% of the previously mentioned capital stock at the same price offered during the share repurchase program.

In March 2002, the Company paid Bs. 4,200 to acquire 1,929,933 shares as part of the “Excellence Award Program”. In July 2002, Class C shareholders received Bs. 611 million, corresponding to an additional compensation of Bs. 500 per share over the price of the shares sold through the internal market of CANTV’s trust fund in December 2001 and January 2002. As of March 31, 2003 and 2002, the trust maintains 11,116,331 and 11,118,436 shares, respectively.

As of March 31, 2003, Investment in Venezuelan National Public Debt Bonds include bonds received from the Government, the most significant having a nominal value of Bs. 1,808 with a payable quarterly variable interest rate, which will be effective until March 29, 2004 (see Note 70—Accounts receivable from Venezuelan Government Entities).

As of March 31, 2003, Others include a promissory note received from the Government in January 2003 for Bs. 17,129 in order to pay overdue debts to the Company, which will be effective until March 29, 2004 (see note 7—Accounts receivable from Venezuelan Government Entities).

10.	LONG-TERM DEBT:

Long-term debt as of March 31, is comprised of the following:

	2003	2002
Notes in U.S. dollars at fixed interest rates of 9.25% at March 31, 2003 and between 8.88% and 9.25% at March 31, 2002 maturing in 2004 and 2002, respectively.	159,964	121,471
Notes in U.S. dollars at interest rates of six-month LIBOR plus a margin between 1.35% and 1.75%, (averaging 3.75% at March 31, 2002, maturing through 2003.	—	66,854
Bank loans in Japanese yens at a fixed interest rate of 5.80% at March 31, 2003, a margin between 2.38% and 6.80% at March 31, 2002 and in U.S. dollars at interest rates of six-month LIBOR (averaging 5.78% at March 31, 2002), maturing through 2009.	87,463	74,675
IFC loans in U.S. dollars at variable interest rates:
a. Six-month LIBOR plus a margin between 1.75% and 3.00%, (averaging 4.83% and 5.57% at March 31, 2003 and 2002, respectively), maturing through 2005.	40,000	42,544
b. Six-month LIBOR plus a margin of 2.00%, (averaging 3.39% and 5.82% at March 31, 2003 and 2002, respectively), maturing through 2007.	31,500	29,249
c. Six-month LIBOR plus a margin between 1.75% and 6.00% (averaging 3.14% and 6.09% at March 31, 2003 and 2002, respectively), maturing through 2005.	40,000	30,388
Supplier loans in U.S. dollars at interest rates of three-month LIBOR plus a margin of 0.25% to 0.75% (averaging 2.39% at March 31, 2002), maturing through 2002.	—	1,982

	2003	2002
Notes payable to suppliers in U.S. dollars at fixed interest rates (averaging 5.48% and 6.70% at March 31, 2003 and 2002, respectively), maturing in 2003 and 2002, respectively.	100	975

Banks loan in bolivars, bearing interest at the average lending rate of the four major banks in Venezuela (44.70% and 40.20% at March 31, 2003 and 2002, respectively), maturing through 2007.	1,820	2,719

Bank loans in bolivars at a fixed and variable interest rate of 24.87% and 30.80% at March 31, 2003 and 2002, respectively, maturing through 2010.	32,223	41,374

	393,070	412,231

Less: Current maturities	(198,441)	(101,837)

	194,629	310,394

On June 7, 1996, the Company entered into an agreement with the “International Finance Corporation” (IFC Facility). Pursuant to the IFC Facility, the Company obtained loan commitments aggregating up to US$261 million, of which US$175 million was disbursed. Of the amount disbursed, US$75 million was used in the Company’s modernization and expansion program as mandated by the Concession and for certain other capital expenditures.

The remaining US$100 million represents the conversion of certain debt outstanding under a Bank Refinancing Agreement into longer-term debt. In March 1998, the Company paid US$150 million of the debt outstanding under the IFC Facility with the proceeds from the sale of variable interest rate notes issued by CANTV Finance Ltd., a wholly-owned subsidiary of the Company, which are unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The principal on the remaining loan is payable as a single payment of US$25 million in 2005. The interest rate on this loan is based on LIBOR plus a margin and an additional amount of up to 3% based on the Company’s annual net income equivalent in U.S. dollars.

Pursuant to the IFC Facility, the Company may pay dividends only if it is current with respect to its semi-annual payments. In addition, the Company is required to meet certain financial ratios, including a long-term debt-to-equity ratio, a current ratio and a fixed charge coverage ratio, each as defined by the agreement. The Company has complied with these covenants as of March 31, 2003.

In 1997, Movilnet signed an agreement with the IFC Facility for two loans totaling US$95 million, which were disbursed during 1998. The proceeds of these loans were used for expansion and modernization of the cellular network.

In September 2000, the Company issued discounts promissory notes of Bs. 28,000 denominated in bolivars with a maturity of 5 years. The promissory notes were placed at a 44% discount and an annual fixed interest rate of 23.5%. The discount is amortized using the effective rate method. As of March 31, 2003, the balance of these notes, presented net of the unamortized discount, was Bs. 18,725. Additionally, in September and December 2000, two loan agreements were signed with local banks for Bs. 7,000 each, with maturities between 5 and 10 years.

In February 2002, the Company paid US$100 million related to guaranteed notes issued in February 1997 with a fixed interest rate of 8.875%.

Estimated payments of long-term debt are: Bs. 19,555 in 2003, Bs. 198,387 in 2004, Bs. 104,016 in 2005, Bs. 22,517 in 2006, Bs. 22,831 in 2007 and Bs. 25,764 thereafter, translated into bolivars at the exchange rate at March 31, 2003.

11.	OTHER CURRENT LIABILITIES:

Other current liabilities as of March 31, are comprised of the following:

	2003	2002
Concession tax	29,465	41,738
Wireline Subscriber rights	63,659	79,079
Accrued liabilities	42,009	32,266
Income, value added and other taxes	40,458	69,411
Interest payable	4,586	6,458
Provision for legal contingencies	29,427	24,316
Technical and administrative services due to affiliates Stockholders	10,040	5,827
Others	4,412	16,205

	224,056	275,300

12.	RETIREMENT BENEFITS:

Pension plan

The Company sponsors a non-contributory pension plan for its employees. The benefits to be paid under the plan are based on years of service rendered and the employee’s final salary. As of March 31, 2003 and 2002, the Company has funded with assets Bs. 348,341 and Bs. 174,092, respectively, in a trust for this benefit plan on behalf of the retirees. As of March 31, 2003, this pension plan fund includes Bs. 69,829 related to the Venezuelan National Public debt received during 2002 in order to pay basic services (see Note 7–Accounts receivable from Venezuelan Government entities). These bonds have a discounted value between a range of 78.21% and 96.95% with maturity dates in 2003 and 2004 and a payable quarterly variable interest rate.

Assumptions used to develop the projected benefit obligation are as follows:

Discount rate	7%
Expected return on plan assets	6%
Rate of compensation increase	2%

These assumptions represent estimates of real interest rates and compensation increases rather than nominal rates. The unrecognized transition obligation is being amortized over 20 years.

Post-retirement benefits other than pensions

The Company records medical claims related to accrued postretirement benefit obligations other than pensions, based on actuarial calculations.

Assumptions used to develop the accumulated postretirement benefit obligation are as follows:

Discount rate	7%
Medical cost trend rate	2%

These assumptions represent estimates of real interest rates and medical cost trend rate increases rather than nominal rates. The unrecognized transition obligation is being amortized over 11 years.

Defined contribution plan

The Company has a defined contribution plan (Special Economic Protection Plan for Eligible Retirees) which includes a supplementary monthly payment to the normal payments on pension benefits to retirees and survivors as of August 15, 1995, who receive a pension bonus equal or less than Bs. 30,000 a month, as well as those retirees who are older than 60 with bonus payments between Bs. 30,001 and Bs. 70,000. Contributions are distributed to retirees based upon the number of years they have been retired. Additionally, each retired employee can receive a one-time annual bonus of Bs. 145,000 (in nominal bolivars) at the Company’s discretion. As of March 31, 2003 and 2002, the Company has funded Bs. 17,638 and Bs. 19,499, respectively, in a trust for this plan on behalf of these employees. The Company has no obligation to increase this plan.

13.	STOCKHOLDERS’ EQUITY:

Dividends

The Venezuelan Commercial Code, Capital Markets Law and the Standards issued by the Comisión Nacional de Valores (CNV), regulate the Company’s ability to pay dividends. In addition, some of the Company’s debt agreements provide for certain restrictions that limit the ability of the Company to pay cash dividends (see Note 10—Long-term debt). The Commercial Code establishes that dividends shall be paid solely out of “liquid and collected earnings”. The Capital Markets Law mandates that the Company annually distribute not less than 50% of its net annual income to its shareholders, after income tax provision and having deducted the required legal reserves. Likewise, the Capital Markets Law provides that at least 25% of such 50% shall be paid to the shareholders in cash dividends. However, should the Company have accumulated losses, any net income shall initially be applied to offset such deficit.

According to CNV Standards, the unconsolidated net income, excluding the equity participation of subsidiaries adjusted for inflation, is the basis for dividends distribution.

The Capital Markets Law provides that dividends must be declared in a Shareholders’ Assembly during which the shareholders determine the amount, form and frequency of the dividend payment. Additionally, under CNV regulations, companies’ by-laws must state their dividend policies. The CNV cannot exempt a company with publicly traded securities from paying the minimum dividends in the year when the income is obtained.

On March 28, 2003, an Ordinary Shareholders’ Assembly Approved the remaining payment of the ordinary dividend for 2003 of Bs. 71 per share, to be paid in cash on April 23, 2003, to shareholders of record as of April 9, 2003.

On December 10, 2002, an extraordinary Shareholders’ Assembly declared an extraordinary dividend with a charge to accumulated profits as of December 31, 2001 of Bs. 165 per share. The Board also approved the payment of a portion of the ordinary dividend for 2003 of Bs. 140 per share. These dividends were paid on January 15, 2003 to shareholders of record as of January 2, 2003.

On March 22, 2002, an Ordinary Shareholders’ Assembly declared a cash dividend of Bs. 41.60 per share to shareholders of record as of May 24, 2002. This dividend was paid on June 6, 2002 by the Company.

On October 24, 2001, an Extraordinary Shareholders’ Assembly declared an extraordinary cash dividend of Bs. 520 per share, to be paid in two installments, one of Bs. 284 per share on December 10, 2001 to shareholders of record as of December 3, 2001 and the other one of Bs. 236 per share on March 18, 2002 to shareholders of record as of March 6, 2002.

On March 27, 2001, an Ordinary Shareholders’ Assembly declared a cash dividend of Bs. 63 per share to shareholders of record as of April 6, 2001. This dividend was paid on April 24, 2001.

Guidelines for future dividends distribution

On December 14, 2001, CANTV’s Board of Directors approved new guidelines for the annual dividend distribution beginning in 2002. These guidelines include the distribution to the shareholders of 50% of the prior year free cash flow, defined as free cash flow taken from audited consolidated financial statements, net of debt and interest payments scheduled for the following year. Annual payment of dividends will be made in bolivars in quarterly installments previous to the Board of Directors recommendation and approval of the Annual Shareholders Assembly, according to current Venezuelan legislation.

Capital stock

Capital stock is represented by 926,037,385 shares at March 31, 2003, as follows:

Stockholders	Class	Participation %	Number of shares (in thousands)
Verizon Communications, Inc (Verizon)	A	24.95	196,401
Telefónica Venezuela Holding B.V.	A	6.91	54,407
Banco Mercantil	A	0.05	367
Inversiones TIDE, S.A.	A	—	3
Banco de Desarrollo Económico y Social de Venezuela (formerly Fondo de Inversiones de Venezuela)	B	6.59	51,900
Employee Trusts and Employees	C	11.59	91,197
Verizon Communications, Inc. (Verizon)	D	3.56	28,009
Public Shareholders	D	46.35	364,856

		100.00	787,140

Treasury Stock			138,897

			926,037

In 2001, VenWorld was a private consortium of companies led by Verizon (formerly GTE Corporation), and originally included T.I. Telefónica Internacional de España, S.A.; C.A. La Electricidad de Caracas, S.A.C.A.; Consorcio Inversionista Mercantil (CIMA), C.A. S.A.C.A. and AT&T International, Inc. (AT&T) (Participants in the Consortium) who acquired 40% of CANTV shares in 1991.

Beginning on January 1, 2001, VenWorld shareholders have the right to have their shares redeemed and converted into CANTV Class A shares. Any Class A share transferred to a non-subsidiary entity, wholly owned by the Participants of the Consortium will be automatically converted into Class D shares.

During 2001, three of the Participants of the Consortium requested the redemption of their shares, leaving Verizon Communications and T.I. Telefónica Internacional de España, S.A. as shareholders and Participants of the Consortium, together with other minority shareholders representing 3.3% of VenWorld’s capital stock.

On February 1, 2002, an extraordinary shareholders assembly of VenWorld approved the liquidation of the Consortium.

Class B shares may only be owned by the Government. The transfer of Class B shares to any non-public sector individual or entity will cause the shares to be automatically converted to Class D shares, except if the shares are transferred to a CANTV employee or retiree, in which case the shares will be converted to Class C shares. Class B stockholders had the right to elect two members of the Board of Directors of the Company until January 1, 2001. Thereafter, they may elect only one member together with all other stockholders. A majority of holders of Class B shares is required to approve a number of corporate actions, including certain amendments to the By-laws.

Class C shares may be owned only by employees, retirees, former employees and heirs and spouses of employees or retirees of CANTV and its subsidiaries as well as employees companies and benefit plans. Any Class C shares transferred to any other individual or entity will be automatically converted to Class D shares. Holders of Class C shares have the right, voting as a separate class, to elect two members of the Board of Directors provided such Class C shares represent at least 8% of the capital stock of CANTV and the right to elect one member provided that such shares represent at least 3% of the capital stock of CANTV.

Class D shares are comprised of the conversion of Class A, B and C shares as described above or capital increases. There are no restrictions on the ownership or transfer of Class D shares. Holders of Class D shares will have the right to elect, in conjunction with the other stockholders, any members of the Board of Directors, at the time the Class B and C stockholders lose the right to designate them according to CANTV’s By-laws.

In November 1996, the Government sold 348.1 million shares representing 34.8% of CANTV’s capital stock in a global public offering. The Company’s Class D shares are traded on the Caracas Stock Exchange. They are also traded on the New York Stock Exchange in the form of American Depository Shares (ADS), each representing 7 Class D shares.

Repurchase programs

On October 24, 2001, an Extraordinary Shareholders’ Assembly approved a third share repurchase program to acquire up to 138,905,608 shares or 15% of the capital stock at a price of US$30 per ADS or US$4.29 per share. The program began on October 25, 2001 and ended on November 23, 2001.

Upon completion of the repurchase program, the total repurchased shares were 138,896,536, which were converted into treasury shares. These shares may be offered for sale within two years following their acquisition date, or reduced from capital stock as approved by the Shareholders Assembly as established by the Capital Markets Law.

On March 31, 2000, an Ordinary Shareholders’ Assembly approved a new share repurchase program that authorized the Company to repurchase up to 50,000,000 shares. As required under Venezuelan Law, the program specified a maximum repurchase price of Bs. 4,871 per share or up to US$50 per ADS. During 2000, CANTV acquired 72,732,716 shares related to both repurchase programs at an average price of Bs. 2,940 per share, equivalent US$28.39 per ADS. Shares repurchased under this program were reduced from capital stock.

On November 16, 1999, an Extraordinary Shareholder’s Assembly authorized a share repurchase program for up to 50,000,000 shares. As required under Venezuelan Law, the program specified a maximum repurchase price of Bs. 3,696 per share or up to US$40 per ADS. As of December 31, 1999, CANTV acquired 1,229,900 shares at an average price of Bs. 2,472 per share, equivalent US$23.50 per ADS. Shares repurchased under this program were reduced from capital stock.

Legal reserve

The Company and each of its subsidiaries are required under the Venezuelan Commercial Code and their Corporate By-laws to transfer at least 5% of each year’s net income to a legal reserve until such reserve equals at least 10% of capital stock.

14. FINANCING COST, NET:

Financing cost, net for the three months ended March 31, is as follows:

	2003	2002
Interest income	5,422	9,143
Interest expense	(9,046)	(6,675)
Exchange loss, net	(29,069)	(663)
Gain from net monetary position	21,305	13,105

	(11,388)	14,910

The net exchange loss reflects the loss resulting from adjusting the debt denominated in foreign currencies, principally U.S. dollars and Japanese yens into bolivars at the exchange rates as of March 31, 2003 and 2002 (see Note 5—Balances in foreign currency). Prior to February 12, 2002, the BCV had the explicit policy to intervene to maintain the exchange rate within 7.5% (above or below) of the then current reference rate, which was set by the BCV and adjusted to account for projected inflation on a monthly basis.

Effective February 12, 2002, the Government decreed the free currency fluctuation, which stopped the band system. From that date, the exchange rate used for purchases and sales of currencies was fixed based on the free market fluctuation resulting from the supply and demand. The BCV purchased and sold currencies in the market through an auction system with the foreign exchange market operators. During the initial business days of free foreign currency fluctuation there was strong bolivar devaluation. Effective January 21, 2003, the Venezuelan Government and the BCV agreed to suspend the trading of foreign currencies in the country during five business days (see Note 21—Exchange control).

The devaluation of the bolivar against the U.S. dollar was 14% and 20% for the three months ended March 31, 2003 and 2002, respectively.

The gain from net monetary position reflects the loss from holding net monetary liabilities in a period of inflation, which was 9% and 7% for the three months ended March 31, 2003 and 2002, respectively.

15.	MONETARY POSITION:

The gain from net monetary position at March 31, is as follows:

	2003	2002
Net monetary liability position at the beginning of the period	(363,264)	(452,757)
Revenue and expenses, other than depreciation and amortization and other expenses generated by non-monetary assets and liabilities	193,987	104,783
Additions to non-monetary assets and liabilities	43,237	135,317
Pension plan payments	(3,995)	(4,648)
Dividends declared	(55,887)	(43,907)
Exchange loss, net	(29,069)	(663)

	(214,991)	(261,875)
Net monetary liability position at the end of the period	(193,686)	(248,770)

Gain from net monetary position	21,305	13,105

16.	TRANSACTIONS WITH RELATED PARTIES:

Transactions with related parties are subject to conditions similar to transactions with independent third parties. In the normal course of business and as limited by applicable debt agreements, the Company enters into transactions with certain of its stockholders and their respective affiliates. In addition, the Government has significant influence over the Company’s tariffs, regulation, labor contracts and other matters related to the Company. The Government is also the major customer of the Company (see Note 7—Accounts receivable from Venezuelan Government entities).

Transactions with stockholders’ affiliates includes purchase of inventories, supplies, plant and equipments, technical and administrative services and net revenues related to the settlement of international telephone traffic with affiliates. Amounts for these transactions for the three months ended March 31, are as follows:

	2003	2002
Purchase of inventories, supplies, plant and equipments of stockholders’ affiliates	3,808	7,170

Technical and administrative services expenses	865	4,208

Net revenues related to the settlement of international telephone traffic with affiliates	234	3,708

As of March 31, 2003 and 2002, the Company has recorded payables to Verizon for Bs. 13,216 and Bs. 7,288, respectively:

17.	COMMITMENTS AND CONTINGENCIES:

The Company has the following commitments and contingencies:

a.	Capital expenditures

Payment commitments acquired by the Company as of March 31, 2003, related to capital expenditures, are approximately US$25 millions.

b.	Operating leases

The Company leases real state properties under operating leases for periods of one year or less. Lease agreements generally include automatic extension clauses for equal terms, unless written termination notification is provided.

c.	Litigation

The Company is involved in numerous administrative and judicial proceedings, most of which are labor litigation for special retirements, employee severance benefits and other benefits related to early retirement. Based on the opinion of its external legal counsel handling these proceedings, Management considers that the majority of these litigations will be resolved in the Company’s favor. Nevertheless, Management believes that the Company has recorded adequate reserves as of March 31, 2003 for these contingencies.

d.	Concession mandates

Currently, there is no any specific mandatory plant modernization required in the regulations.

Opening Regulations establish that Basic Service Telecomunication Operators are required to install and maintain public telephone equipment equivalent to 3% of its subscriber base.

The guidelines for the market opening in Venezuela (see Note 4—Regulation) include certain quality and service standards with minimum and maximum targets, which are the base for the preparation by CONATEL of the quality service regulations that will be effective for all basic services operators, which have not been approved yet.

e.	Competition

Pursuant to the Concession, prior to November 27, 2000, the Company was the sole provider of basic telephone services. During that period, the Ministry could grant concessions to operate in population centers with 5,000 or fewer habitants if CANTV was not providing basic telephone services in such areas and did not contemplate doing so within two years, according to the network expansion and modernization plans established in the Concession.

In December 1996, the Ministry exercised its authority under this provision to grant a rural multi-service concession to Infonet Redes de Información C.A. (Infonet) to provide basic telephone services, except national and international long distance services, on population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. Additionally, multi-service concessions were granted in January 1998 to Corporación Digitel, C.A. (Digitel) and Consorcio ELCA, C.A. (today Digicel) for the central and eastern regions of Venezuela, respectively. Currently Infonet, Digitel and Digicel are operating.

On November 24, 2000 CONATEL issued a new Telecommunications Law, which established the basic regulatory framework. The new regulations, (see Note 4 (a)—Regulation—Organic Telecommunications Law) had the objective of creating an appropriate environment for new entrants and to allow for effective competition. These regulations rule the sector’s opening, interconnection, administrative and spectrum concessions.

In November 2000, CONATEL formally started the auction of frequencies for Wireless Local Loop (WLL) services. Thirteen qualified bidders have been announced by CONATEL. Five regions were defined and in each region frequency was auctioned in different bands. Telcel BellSouth, C.A. (Telcel BellSouth) and Génesis Telecom, C.A. (Génesis) are two of the companies granted with a concession. Additionally, CONATEL granted administrative habilitations to offer long distance services to the following companies: Convergence Communications de Venezuela, Veninfotel, Multiphone, Telecomunicaciones NGTV, S.A., Totalcom, Etelix, Telcel, Orbitel, LD Telecom and Convergia Venezuela, C.A., most of which offer the service by means of prepaid cards (Calling Card).

The Company, during the second quarter of 2001, completed the update of four interconnection agreements with Digicel, Digitel, Infonet and Telcel BellSouth, telecommunication’s operators which existed before the opening and as of March 31, 2003 has executed 9 interconnection agreements with companies authorized by CONATEL, as are: Convergence Communication de Venezuela, Veninfotel, Multiphone, Telecomunicaciones NGTV, S.A., Totalcom, Etelix, Orbitel, LD Telecom and Convergia Venezuela, C.A These agreements will permit the interconnection between CANTV and other carrier’s networks. Current operators maintaining interconnection agreements with the Company are: Telcel BellSouth, Digicel, Infonet, Digitel, Convergence Communications de Venezuela, Veninfotel, Orbitel, Multiphone, Totalcom, Etelix, Telecomunicaciones NGTV, S.A., LD Telecom and Convergia Venezuela, C.A.

Effective April 5, 2002, CONATEL initiated a pre-subscription long distance service which allows wireline service customers access to the operator network, previously selected, in order to receive national and international long distance services in continuous and automatic form without use of the identification code for long distance on each call.

18.	MARKET RISK:

The carrying amounts of cash and short-term investments, trade receivables and payables, and short-term and long-term debt approximate their fair values. The fair value was determined by quoted market prices.

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates.

The Company does not use derivative financial instruments in its investment portfolio. The Company places its investments with the highest quality of The United States of America (U.S.A.) issuers and, by policy, limits the amount of credit exposure to any one issuer. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment by investing with U.S. and European issuers that are guaranteed by wholly-owned foreign companies with the safest and highest credit quality securities.

The Company mitigates default risk by investing in highly liquid U.S. dollars short-term investments, primarily certificates of deposit and investment grade commercial paper, which have maturities of three months or less. The Company does not expect any material loss with respect to its investment portfolio.

The majority of the Company’s indebtedness is denominated in foreign currencies, primarily in U.S. dollars and Japanese yens, which exposes the Company to market risk associated with changes in exchange and interest rates. The Company’s policy is to manage interest rate risk through the use of a combination of fixed and variable rate debt. Presently the Company does not hedge against foreign currency exposures, but keeps cash reserves in U.S. dollars to meet financing obligations.

19.	SEGMENT REPORTING:

The Company manages its operations in two main business segments: wireline and wireless services. The Company’s reportable segments are strategic business units offering different products and services in the telecommunications and related services industry. Each business requires different technology and marketing strategies and are managed separately. The wireline services segment provides domestic telephone services, international long distance services and other telecommunications-related services. The wireless services segment provides nationwide cellular mobile telephone services.

Segment results for the three months ended March 31, 2003 and 2002, and assets as of March 31, 2003 and 2002, are as follows:

	2003	2002
Wireline services:
Operating revenues-
Local and domestic long distance usage	121,964	158,740
Basic rent	116,957	121,855

Local and domestic long distance	238,921	280,595
International long distance	22,656	33,475
Net settlements	1,284	2,564

International long distance	23,940	36,039
Fixed to mobile outgoing calls	118,709	158,473
Interconnection incoming	18,150	9,098
Other wireline-related services	126,187	94,382

Total operating revenues	525,907	578,587

Intersegment revenues	49,642	41,282

Operating (loss) income	(7,808)	14,898

Depreciation and amortization	194,160	215,316

Capital expenditures, net	10,551	2,165

Assets	5,452,470	6,013,181

Wireless services:
Operating revenues-
Access	14,682	16,669
Interconnection	74,624	73,720
Usage	64,001	94,113
Equipment sales	43,912	37,233
Others	2,322	2,669

Total operating revenues	199,541	224,404

Intersegment revenues	50,689	55,573

Operating income	37,838	40,249

Depreciation and amortization	29,244	35,305

Capital expenditures, net	2,857	61,661

Assets	1,673,491	1,444,522

The reconciliation of segment operating revenues, operating income and assets, to the consolidated financial statements are as follows:

Reconciliation of operating revenues:

	2003	2002
Reportable segments	725,448	802,991
Other telecommunications-related services	23,053	17,302
Elimination of intersegment operating revenues	(100,331)	(96,855)

Total operating revenues	648,170	723,438

Reconciliation of operating income:

	2003	2002
Reportable segments	30,130	55,147
Other telecommunications-related services	(2,614)	1,809
Elimination of intersegment operating income	341	(1,504)

Total operating income	27,857	55,452

Reconciliation of assets:

	2003	2002
Reportable segments	7,125,961	7,457,703
Elimination of assets	(2,118,855)	(1,930,583)
Other telecommunications-related services	307,816	324,365

Assets	5,314,922	5,851,485

20.	CONSOLIDATED FINANCIAL STATEMENT RECLASSIFICATIONS:

Certain amounts from March 31, 2001 consolidated financial statements have been reclassified for comparison purposes.

21.	EXCHANGE CONTROL:

By means of agreement subscribed between the Venezuelan Government and the Central Bank of Venezuela, published in the Official Gazette No. 37,614 of January 21, 2003, the trading of foreign currencies in the country during five business days was suspended. This agreement was extended for five additional business days, according to the Official Gazette No. 37,618 of January 27, 2003.

On February 5, 2003, were published in the Official Gazette No. 37,625 the exchange agreements 1 and 2, and on February 7, 2003, was published in the Official Gazette No. 37,627 the exchange agreement 3. These agreements will rule the Foreign Currency Management Regime and establish the exchange rate applicable to transactions set forth in such agreements, respectively. Such agreements provide for the following clauses:

a) The Central Bank of Venezuela will centralize the purchase and sale of currencies in the country under the terms agreed upon.

b) Such agreements provide for the incorporation of the Comisión de Administración de Divisas (CADIVI) (Foreign Currency Management Commission) that will coordinate, manage, control and establish the requirements, procedures and restrictions for the execution of the agreement.

c) The exchange rates applicable from the effectiveness of such agreements are Bs. 1,596 per US$1.00 for purchase and Bs. 1,600 per US$1.00 for sale.

d) The purchase and sale in national currency of Republic’s Titles issued in foreign currency until the Central Bank of Venezuela and the Venezuelan Government set up the norms in order to make these transactions are suspended.

Also, on February 5, 2003, the Venezuelan Presidency issued Decree No. 2,302 that provides for the functions of CADIVI and the Standards for the Management and Control of Foreign Currencies. As provided by such decree, the President of the Republic, in Council of Ministers, will approve the general guidelines for the distribution of the foreign currencies in the exchange market, based on the CADIVI’s opinion and the budget of foreign currencies that will be prepared under the application of the exchange agreement. Such decree also establishes that the acquisition of foreign currencies will be subject to prior registration of the interested party in the registry of users and the authorization to participate in the exchange regime with the supporting documents and other requisites to be established by CADIVI.

To the issuance date or these financial statements, the Venezuelan Government has issued decrees and norms which set up requisites, controls and formalities in order to get authorization of foreign currency acquisition, as well as general rules of distribution and administration of the foreign currency mentioned, which will be vested to the foreign exchange market.

On April 22, 2003, Norm No. 25 of April 21, 2003 was published in the Official Gazette No. 37,674 by means of which, CADIVI manages the administration and formalities for foreign currency acquisition in order to pay public foreign debt acquired before January 22, 2003.

The Company is processing the necessary formalities through the consignation of requisites required by CADIVI for the application of foreign currency.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ ARMANDO YAÑES
Armando Yañes
Chief Financial Officer

Date: June 9, 2003